RENEE M. HARDT ATTORNEY AT LAW +1 312 609 7616 rhardt@vedderprice.com	222 NORTH LASALLE STREET CHICAGO, ILLINOIS 60601 T: +1 312 609 7500 F: +1 312 609 5005 CHICAGO • NEW YORK • WASHINGTON, DC LONDON • SAN FRANCISCO • LOS ANGELES April 26, 2016

VIA EDGAR

Ms. Sumeera Younis

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review and Accounting Office

100 F Street NE

Washington, DC 20549

Re:	Driehaus Mutual Funds (the “Registrant” or the “Trust”)
Registration Nos. 333-05265 and 811-07655

Dear Ms. Younis:

On behalf of the Registrant, this letter is in response to the comments you provided on April 14, 2016 during our telephone conference regarding the Registrant’s filing made on February 29, 2016 pursuant to Rule 485(a) under the Securities Act of 1933, as amended, with respect to the Driehaus Frontier Emerging Markets Fund (the “Fund).

Prospectus

Fees and Expenses of the Fund

1.	(a) Comment: Provide the complete fee table, including a line item for acquired fund fees and expenses, if applicable.

Response: The fee table has been completed. A line item for acquired fund fees and expenses has been included.

(b) Comment: Please address under what circumstances the contractual expense cap agreement would be terminated.

Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales, and with Vedder Price (CA), LLP, which operates in California.

Ms. Sumeera Younis

April 26, 2016

Response: As disclosed in the footnote, the agreement may only be terminated upon termination of the investment advisory agreement, by the Board or by shareholder vote. The Board has no intention to terminate the agreement prior to April 30, 2018. Accordingly, no change has been made in response to this comment.

(c) Comment: Please revise the footnote to state that the Adviser is entitled to reimbursement to the extent the Fund’s expense ratio remains lower than the expense cap in place at the time of the waiver and the existing expense cap.

Response: The last sentence of the footnote has been revised to read as follows:

Pursuant to the agreement, and so long as the investment advisory agreement is in place, for a period of three years subsequent to the Fund’s commencement of operations on May 4, 2015, the investment adviser is entitled to reimbursement for previously waived fees and reimbursed expenses to the extent that the Fund’s expense ratio remains below the operating expense cap that was in place at the time of the waiver as well as the existing operating expense cap.

Expense Examples

2.	(a) Comment: Please add the ten-year number.

Response: The 10-year number has been added.

(b) Comment: Add a second line for expenses reflecting the redemption fee.

Response: The redemption fee is a short-term redemption fee that is only charged on amounts redeemed within 60 days of purchase; it is not a sales charge (load) that is charged upon redemption. Accordingly, no change has been made in response to this comment. See Form N-1A, Item 3, Instruction 4(f).

Principal Investment Strategy

3.	(a) Comment: Please explain the Fund’s definition of “frontier emerging markets issuers.”

Response: The Fund’s definition of “frontier emerging markets issuers” is similar to the MSCI definition. According to MSCI:

Ms. Sumeera Younis

April 26, 2016

“Frontier markets are typically characterized by limited market accessibility, small company size and low liquidity, while emerging markets are usually expected to provide higher levels of openness, investability and efficiency of the operational framework. However, some characteristics of smaller emerging markets may resemble those of frontier markets. For example, smaller emerging markets typically have few global companies and are less likely to be widely owned and researched, resulting in lower correlation with larger markets.”

The Fund’s definition allows for exposure to issuers that are domiciled in emerging markets, but conduct a significant portion of their business in less developed neighboring frontier markets. Some companies that conduct a significant amount of their activity in frontier markets, elect to register and/or list their securities in emerging market countries.

The Adviser believes that is not in the best interests of Fund shareholders for the Fund to be a forced seller of holdings as a result of index classification changes by MSCI. The line between frontier and emerging markets can be crossed. For example, in 2014 Qatar and United Arab Emirates were promoted from frontier to emerging markets. This is in contrast to the line between emerging markets and developed markets, which is less frequently crossed.

Further, the Adviser believes that the flexibility of the Fund’s definition of “frontier emerging markets issuers” provides diversification and risk management benefits not provided by the Index. The Index is heavily concentrated in a few countries and sectors. Kuwait, Argentina, Nigeria and Pakistan account for more than half the MSCI Frontier Emerging Markets Index (the “Index”), while financials account for more than half the index from a sector perspective.

(b) Comment: Please start a new paragraph beginning with the sentence “The Fund may purchase or write options . . .”

Response: That sentence has been deleted. Accordingly, no change has been made in response to this comment.

(c) Comment: Given the Fund’s strategy to engage in short sales, please confirm such related transaction costs are reflected in the fee table.

Response: That sentence has been deleted. Accordingly, no change has been made in response to this comment.

(d) Comment: Please explain how the Fund values derivatives for purposes of the Fund’s 80% policy.

Ms. Sumeera Younis

April 26, 2016

Response: The sentence you referenced during our call has been deleted. Accordingly, no change has been made in response to this comment.

(e) Comment: Please explain why the sentence regarding the Fund’s anticipated portfolio turnover rate was deleted.

Response: The Fund’s portfolio turnover rate for the most recent fiscal period was 66%, which is disclosed in the section titled “Portfolio Turnover.” Accordingly, the Registrant believes it was appropriate to delete the referenced sentence in the second paragraph of the Principal Investment Strategy.

Principal Risks

4.	(a) Comment: With respect to Concentration Risk, please add corresponding disclosure to the Principal Investment Strategy section. Also explain the role of the Index in the Fund’s concentration policy.

Response: The following disclosure has been added to the Principal Investment Strategy section: The Fund is not an index fund that seeks to replicate the MSCI Frontier Emerging Markets Index (the “Index”), but the Fund’s performance is measured against the Index. The Index has significant concentrations in certain industries, and the investment adviser may position the Fund’s portfolio to concentrate in certain industries when the investment adviser deems appropriate and when the Index is concentrated in such industries.

(b) Comment: If exchange-traded funds are a principal risk, please add corresponding disclosure to the Principal Investment Strategy section.

Response: Exchange-traded funds are not a principal risk and have been deleted from the Principal Risks section. Accordingly, no change was made in response to this comment.

(c) Comment: Consider renaming “High Rates of Turnover” as “Portfolio Turnover Risk.”

Response: No revision was made in response to this comment.

Tax Information

5.	Comment: Disclose if the Fund intends to make distributions.

Ms. Sumeera Younis

April 26, 2016

Response: The Fund intends to make distributions to the extent required to qualify as a regulated investment company under the Internal Revenue Code of 1986, as amended. The Registrant believes the disclosure under Tax Information satisfies the requirements of Form N-1A, Item 7. Accordingly, no change has been made in response to this comment.

Additional Information About the Fund

6.	Comment: Confirm that there are limits on the Fund’s investments in P-Notes.

Response: The Trust’s Trustees have placed limits on the Fund’s investments in P-Notes and accordingly, the Adviser monitors the Fund’s use of P-Notes, both in terms of (i) the Fund’s exposure to P-Notes as a percentage of net assets and (ii) the Fund’s exposure to individual issuers of P-Notes.

Financial Highlights

7.	Comment: State that the information has been audited.

Response: The “derived from” language has been removed from the disclosure and the sentence has been revised to read as follows: The information below has been audited by Ernst & Young LLP, whose report, along with the Fund’s financial statements, is included in the annual report, which is available, upon request.

SAI

8.	Comment: Please confirm that the Fund does not intend to invest more than 25% of its assets in sovereign debt securities of a single country.

Response: The Fund does not intend to invest more than 25% of its assets in sovereign debt securities of a single country.

*    *    *

Ms. Sumeera Younis

April 26, 2016

If you have any questions regarding this letter, please call Renee M. Hardt at (312) 609-7616.

Very truly yours,

/s/ Renee M. Hardt

Renee M. Hardt

RMH/ser

cc:	Michael Kailus
Janet McWilliams

DRIEHAUS MUTUAL FUNDS

April 26, 2016

VIA EDGAR

Ms. Sumeera Younis

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Driehaus Mutual Funds (the “Registrant”); File No. 811-07655

Dear Ms. Younis:

This letter is provided to the Securities and Exchange Commission (the “Commission”) in connection with a response being made on behalf of the Registrant to comments that you provided with respect to the post-effective amendment to the Registrant’s registration statement filed with the Commission on February 29, 2016.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant. The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

By:	/s/ Michelle L. Cahoon
Name:	Michelle L. Cahoon
Title:	Vice President and Treasurer

25 East Erie Street, Chicago, Illinois 60611     (312)587-3800